Vanguard Municipal Bond Funds
Supplement to the Prospectus Dated February 25, 2010
Important Changes to Vanguard High-Yield Tax-Exempt Fund and
Vanguard Long-Term Tax-Exempt Fund
Effective immediately, Mathew M. Kiselak, Principal of Vanguard, will assume the role of co-manager, along with Christopher W. Alwine, for Vanguard High-Yield Tax-Exempt Fund and Vanguard Long-Term Tax-Exempt Fund. The Funds? investment objectives, strategies, and policies remain unchanged.
Under the heading ?Investment Advisor,? the following changes apply to the day-to-day management of the Funds. Add the text for Mathew M. Kiselak and replace similar information for Christopher W. Alwine with the following:
Mathew M. Kiselak, Principal of Vanguard. He has worked in investment management since 1987; has been with Vanguard since 2010; and has comanaged Vanguard Long-Term Tax-Exempt Fund and Vanguard High-Yield Tax-
Exempt Fund since July 2010. Education: B.S., Pace University.
Christopher W. Alwine, CFA, Principal of Vanguard. He has been with Vanguard since 1990; has worked in investment management since 1991; has managed investment portfolios since 1996; has managed the High-Yield Tax-Exempt and Long-Term Tax-Exempt Funds since 2009; and has co-managed the High-Yield Tax-Exempt and Long-Term Tax-Exempt Funds since July 2010. Education:
B.B.A., Temple University; M.S., Drexel University.
Important Changes to Vanguard Tax-Exempt Money Market Fund
On February 23, 2010, the Securities and Exchange Commission adopted amendments to Rule 2a-7 under the Investment Company Act of 1940, which governs all money market funds. The following changes to the Prospectus are generally in response to such amendments.
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Prospectus Text Changes
Under the heading ?Primary Investment Policies? in the Fund Summary section for Vanguard Tax-Exempt Money Market Fund, the following change is made. The following text replaces similar text:
The Fund invests in securities with effective maturities of 397 days or less, maintains a dollar-weighted average maturity of 60 days or less, and maintains a dollar-weighted average life of 120 days or less.
Under the heading ?Market Exposure? in the More on the Funds section, the following text is added immediately after ?Plain Talk About Bonds and Interest Rates?:
Plain Talk About Weighted Average Life
A money market fund will maintain a dollar-weighted average maturity (WAM) of 60 days or less and a dollar-weighted average life (WAL) of 120 days or less. For purposes of calculating a fund?s WAM, the maturity of certain longer-term adjustable rate securities held in the portfolio will generally be the period remaining until the next interest rate adjustment. When calculating its WAL, the maturity for these adjustable rate securities will generally be the final maturity date?the date on which principal is expected to be returned in full. Maintaining a WAL of 120 days or less limits a fund?s ability to invest in longer-term adjustable rate securities, which are generally more sensitive to changes in interest rates, particularly in volatile markets.
Under the heading ?Other Redemption Rules You Should Know? in the
Redeeming Shares section, the following text replaces similar text:
Potentially disruptive redemptions. Vanguard reserves the right to pay all or part of a redemption in-kind?that is, in the form of securities?if we reasonably believe that a cash redemption would negatively affect the fund?s operation or performance or that the shareholder may be engaged in market-timing or frequent trading. Under these circumstances, Vanguard also reserves the right to delay payment of the redemption proceeds for up to seven calendar days. By calling us before you attempt to redeem a large dollar amount, you may avoid in-kind or delayed payment of your redemption. In connection with a determination by the Board of Trustees under Rule 22e-3 under the 1940 Act, a money market fund may suspend redemptions and postpone payment of redemption proceeds in order to facilitate an orderly liquidation of a fund. Please see ?Frequent-Trading Limits? for information about Vanguard?s policies to limit frequent trading.
CFA? is a trademark owned by CFA Institute.
? 2010 The Vanguard Group, Inc. All rights reserved.
Vanguard Marketing Corporation, Distributor. PS95 072010